[JONES DAY LETTERHEAD]

May 5, 2017

BY EDGAR

H. Roger Schwall
Assistant Director, Office of Natural Resources
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:                          FTS International, Inc.
Amendment 2 to Registration Statement on Form S-1
Filed April 11, 2017
File No. 333-215998

Ladies and Gentlemen:

FTS International, Inc. (the “Company”) today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 (Registration No. 333-215998) (as amended, the “Registration Statement”).  On behalf of the Company, we respond to the comment of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated April 21, 2017.  For ease of reference, the text of the Staff comment is included in bold-face type below, followed by the Company’s response.  Except as otherwise provided, the page reference included in the body of the Company’s response is to the Registration Statement.

Investors’ Rights Agreements, page 95

1.                                      We note your response to our prior comment 5, but reiterate that comment in part.  Expand the disclosure in this section to address the affiliation between Senja and Hampton and Mr. Ong Tiong Sin, director.

Response:  The Company acknowledges the Staff’s comment and has revised page 102 to include additional disclosure about the affiliation between Senja, Hampton and Mr. Ong Tiong Sin.

* * * * * * *

Sincerely,

/s/ Charles T. Haag

Charles T. Haag

cc:                                                        Michael J. Doss, Chief Executive Officer, FTS International, Inc.
Lance Turner, Chief Financial Officer, FTS International, Inc.
Jennifer L. Keefe, Senior Vice President — General Counsel and Chief
   Compliance Officer, FTS International, Inc.
Merritt S. Johnson, Partner, Shearman & Sterling LLP